SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

KYTO BIOPHARMA INC.
(Name of Issuer)

COMMON STOCK $.0001 PAR VALUE
(Title of Class of Securities)

501572101
(CUSIP Number)

GEORGES BENARROCH, 49 AVE FOCH PARIS FRANCE 75116 1-888-231-7511 COMINDUS FINANCE CORP 500 AUSTRALIAN AVE S # 600 WEST PALM BEACH FL 33401 1-866-484-5831
(Name, address and telephone number of person authorized to receive notices and communications)

September 11, 2014
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

————————————————
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 501572101	SCHEDULE 13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS GEORGES BENARROCH COMINDUS FINANCE CORP. IRS NO. 980143258
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SEE ITEM 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION GEORGES BENARROCH: CANADIAN CITIZEN COMINDUS FINANCE CORP.: INCORPORATED IN STATE OF DELAWARE
NUMBER OF	7	SOLE VOTING POWER	GEORGES BENARROCH: 9,587,517 COMINDUS FINANCE CORP.: 17,383,320
SHARES BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	00,000
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	00,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON GEORGES BENARROCH AND COMINDUS FINANCE CORP. BENEFICIALLY OWN 26,970,837
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.90%
14	TYPE OF REPORTING PERSON GEORGES BENARROCH: IN COMINDUS FINANCE CORP: CO

CUSIP No. 501572101	SCHEDULE 13D	Page 3 of 5 Pages

Item 1.  Security and Issuer.

Common Stock, $0.0001 par value per share
Kyto BioPharma Inc.
500 Australian Ave. S. Suite 600
West Palm Beach FL 33401

Item 2.  Identity and Background.

This statement is a joint filing of Georges Benarroch, Canadian citizen and resident of France with a residential address of 49 Ave. Foch, Paris, France 75116 and Comindus Finance Corp. (formerly Credifinance Capital Corp.), a company incorporated in the State of Delaware and registered in the State of Florida, with its head office at 500 Australian Ave. S. Suite 600 West Palm Beach FL 33401.

Mr. Georges Benarroch, a Director of the Issuer, is a Director and Officer and beneficial owner of Comindus Finance Corp. Mr. Benarroch has not been convicted in a criminal proceeding, nor has he been a party to a civil proceeding as a result of which he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities, subject to, federal or state securities laws or finding any violations with respect to such laws.

Mr. Peter Prendergast, a Director of the Issuer, is a Director of Comindus Finance Corp. Mr. Prendergast has not been convicted in a criminal proceeding, nor has he been a party to a civil proceeding as a result of which he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities, subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

a) 8,990,105 shares of Common Stock were acquired by Georges Benarroch from Comindus Finance Corp. (formerly Credifinance Capital Corp.) as a result of  the transfer of a pledge agreement reported under a joint form 4 filing on September 9, 2010 and amended September 14, 2010

b) 320,000 shares were issued by the Issuer to Georges Benarroch at a rate of $0.05 per share in settlement of debt of $16,000 owed by the Issuer to Georges Benarroch.

c) 100,000 shares were issued by the Issuer to Georges Benarroch at part for services as director of the Issuer.

d) 9,472,480 shares were issued to Comindus Finance Corp. upon the conversion of 473,624 Convertible Preferred Shares of the Issuer at a rate of $0.05 per share.

e) 7,905,840 shares were issued to Comindus Finance Corp. at a rate of $0.05 per share in settlement of debt of $395,292 owed by the Issuer to Comindus Finance Corp.

CUSIP No. 501572101	SCHEDULE 13D	Page 4 of 5 Pages

Item 4.  Purpose of Transaction.

       The reporting person/company jointly filing this statement acquired beneficial ownership of the respective shares of Common Stock as a result of the transfer of a pledge agreement with related entity, by conversion of derivative securities of the Issuer into non-derivative securities, by the conversion of debt due by the Issuer to the reporting person/company and as compensation for services as a director of the Issuer.  The reporting person/company do not have any present plans or proposals which relate to or would result in:

a)      The acquisition by any person of additional securities of the issuer

b)      An extraordinary corporation transaction, such as a merger, reorganization or liquidation involving the issuer or any of its subsidiaries

c)      A sale or transfer of a material amount of the assets of the issuer or any of its subsidiaries

d)      Any change in the board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing  vacancies on the board

e)      Any material change is the present capitalization or dividend policy of the issuer

f)      Any other material change in the issuer’s business or corporate structure

g)      Changes in the issuer’s charter, bylaws or instruments corresponding thereto, or other actions which may impede the acquisition of control of the issuer by any person

h)      Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation systems of a registered national securities association

i)      A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Securities Exchange Act of 1934; or

j)      Any action similar to any of those enumerated above

Item 5.  Interest in Securities of the Issuer.

Georges Benarroch, by virtue of his security holding, and by virtue of his beneficial ownership of Comindus Finance Corp. is the beneficial owner of 26,970,837 of the shares of Common Stock, or 85.90%.

No transactions in shares of Common Stock of the issuer were effected by the reporting person during the last 60 days.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

 None

Item 7.  Material to Be Filed as Exhibits.

         None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GEORGES BENARROCH

/s/ Georges Benarroch
Georges Benarroch

COMINDUS FINANCE CORP.

/s/ Georges Benarroch
Georges Benarroch

09-Oct-2014